Exhibit 1.01

Conflict Minerals Report of Communications Systems, Inc.

in Accordance with Rule 13p-1 under the Securities exchange Act of 1934

This is the Conflict Minerals Report of Communications Systems, Inc. (“CSI”) for calendar year 2016 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

CSI provides physical connectivity infrastructure products and services for global deployments of broadband networks through the following business units:

•	Suttle is a leader in innovative network solutions that meet service providers’ needs from the central office all the way to the premise through OSP and premise distribution offerings for voice, data and video. Suttle’s product portfolio incorporates the best available technology, leveraging existing infrastructure, and laying the foundation for future growth. Suttle manufactures and sells copper and fiber connectivity products, enclosure systems, xDSL filters and splitters, and active technologies for voice, data and video communications under the Suttle brand in the United States and internationally;
•	Transition Networks offers customers the ability to affordably integrate the benefits of fiber optics into any data network, in any application, and in any environment. Offering support for multiple protocols, any interface, and a multitude of hardware platforms, Transiton Networks’ portfolio gives customers the power to deliver and manage network traffic reliably over fiber. Transition Networks designs, assembles and sells NIDs, media converter devices, Ethernet switches and other connectivity products that make it possible to transmit telecommunications signals between systems using different types of media; and
•	JDL Technologies provides outsourced IT services and infrastructure to the education, healthcare, government and enterprise market segments. JDL’s portfolio of technology solutions includes virtualization, managed services, wired and wireless network design and implementation services, and converged infrastructure configuration and deployment.

CSI has concluded that products it manufactures or contracts to manufacture in these business units contain “Conflict Minerals” that are necessary to the functionality or production of such products. As a result of such conclusion, during the initial compliance period, CSI conducted a reasonable country of origin inquiry designed to determine if the conflict minerals in its products originated in the Democratic Republic of Congo or an Adjoining Country or are from recycled or scrap sources. During this recent compliance period, CSI continued its good faith effort to inquire and enhance the response rate of its suppliers. As part of its due diligence, CSI has asked its suppliers to advise CSI on conflict mineral status of products supplied to CSI. CSI has not received responses from all of its suppliers. It is the intention of our business units that as we conclude this process, our existing suppliers need to be able to say that they are conflict free or we will try to find new suppliers that are.

In accordance with the rules, CSI undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in components in its manufacturing or for the contract manufacturing of its products. In conducting due diligence, CSI applied guidance from the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011)(“OECD Framework”), an internationally recognized due diligence framework.

CSI continued its investigation and made progress in 2016, but as a result of its due diligence efforts, it is still unable to determine whether its products contain conflict minerals originating in the Democratic Republic of Congo or an Adjoining Country or if those necessary conflict minerals were from recycle or scrap sources. This Report has not been subject to an independent private sector audit.

CSI’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a company whose products include electronics components or connectors of other manufacturers, CSI does not engage in the actual mining of conflict minerals. CSI does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

CSI’s due diligence measures included:

•	Determining which conflict minerals are necessary to the functionality or production of a product manufactured or contracted to be manufactured by CSI worldwide.
•	Adopting a Conflict Mineral Policy and revised the CSI Procurement Terms and Conditions to flow down Conflict Minerals requirement to suppliers.
•	Conducting a “Reasonable Country of Origin Inquiries” (RCOI) for “in scope” suppliers to ensure traceability throughout our supply chain to establish the origin of Conflict Minerals using the EICC/GeSI Conflict Minerals Reporting Template.
•	Discontinuing business with any supplier determined as “uncommitted” to compliance.
•	Comparing the smelters and refiners identified in the RCOI against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

As a result of the due diligence measures described above, it is still too early yet for CSI due to lack of information from its suppliers to determine whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free. CSI does not yet have sufficient information to disclose the facilities and the countries in which the necessary conflict minerals were produced.

In the next compliance period, CSI intends to continue its diligence measures described above. If and when required by SEC rules, CSI will conduct an independent private sector audit as allowed under Rule 13p-1.